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                                                       Filed by: Us Unwired Inc.
              Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12(b) under
                                             the Securities Exchange Act of 1934
                                             Subject Company: IWO Holdings, Inc.
                                                  Commission File No.: 333-81928

DATE: FEBRUARY 11, 2002

TIME: 8:35 A.M.

                   US UNWIRED - GEORGIA PCS CONFERENCE CALL

MR. EDDIE JONES: Good morning and welcome to US Unwired's conference call. With us this morning are Robert Piper, President and Chief Executive Officer and Jerry Vaughn, Chief Financial Officer.

US Unwired's presentation this morning will likely contain forward looking statements. Forward looking statements often include words like believes, belief, expects, plans, anticipates, intends, projects, estimates, may, might, would or similar words. Forward looking statements are made pursuant to the Safe Harbor Provisions of the Private Security Litigation Reform Act of 1995. Since these forward looking statements are based of factors that involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward looking statements.

For a detailed discussion of the factors, risks and uncertainties that could cause actual results to differ from those described in this presentation, please refer to US Unwired's and IWO's SEC filings that are specified in the press release issued earlier today.

Now, I will turn the call over Robert Piper.

MR. PIPER: Thank you, Eddie. Let me too say good morning and welcome you. We want to thank you for joining us as we have more wonderful news to share with you, and that is that we have entered into an agreement to purchase Georgia PCS, another Sprint network partner serving a third of the state of Georgia, including Macon. The transaction increases US Unwired's service territory by
1.4 million POP's to more than 17.6 million including those covered by the pending acquisition of IWO.

Jerry will detail the structure of the transaction but let me say briefly US Unwired has agreed to issue 5.5 million of its shares to the owners of Georgia PCS and to repay Georgia's indebtedness of $55 million that is held by the RTFC. Concurrent with the transaction, US Unwired will increase its existing senior credit facility by adding a 40-million-dollar Term Loan B.

Let me just take a few moments and explain to you some of the rationale for completing this transaction because from our perspective, this acquisition is consistent with the goals of our business plan for a number of reasons and it provides some real advantages to US Unwired's current operations. First, as you can calculate, the consideration paid for Georgia PCS is based on a conservative and very attractive valuation. Everyone is aware of the carnage that has taken place the last month or so in the wireless sector on Wall Street. In our view there has been a significant over adjustment, especially as it relates to Sprint and its affiliates. Nevertheless, as US Unwired has done throughout its long history, we have identified and captured the opportunity of the time. With the prices depressed, we are clearly in a buyer's market and we think the purchase price reflects that. Secondly, Georgia PCS' property brings US Unwired very attractive demographics including only 3.3 competitors per market and an annual population growth of 1.4 percent versus the national average of 0.8 percent. Thirdly, Rob Brooks, the President of Georgia of PCS, and his staff have done a great job managing the property. They're in good standing with Sprint. They have completed all the network build out requirements and currently have 180 cell sites covering over 69 percent of its population. Macon is 45 minutes from the Atlanta airport and Georgia

PCS currently has coverage on two of the six interstates leading in and out of Atlanta which helps it average almost 45,000 minutes of roaming per cell site per month. Home ARPU for the fourth quarter was approximately $61 and at the end of the year, they had over 36,000 subscribers and they had expected to be EBITDA breakeven for the year 2002. And finally, since Georgia PCS' properties are adjacent to ours and Sprint handles the back office functions, the integration of these properties should be relatively easy. Georgia PCS is a logical extension of US Unwired's southeast footprint and will fold nicely into our regional sales organization.

As with the IWO transaction, Georgia PCS is an acquisition that makes our business foundation and our market fundamentals stronger. We continue to build on what we started with and we retain the goal of profitable growth. With that, let me turn it over to Jerry to provide some additional detail on the financial metrics of the transaction.

MR. VAUGHN: Thanks, Robert. One of the frequent questions asked of us by both analysts and institutional investors is, "Will we use our strong liquidity position and significantly overfunded business plan to consolidate other Sprint PCS affiliates?" Our answer has consistently been that we believe our balance sheet provides us with a competitive advantage to enhance shareholder value and that under the right circumstances we would be willing to commit a portion of our excess liquidity to purchase another affiliate so long as we retain a conservative cash cushion. We believe that the acquisition of Georgia PCS meets this commitment.

Before the acquisition of Georgia PCS, estimated, on a conservative basis, that we had an excess funding cushion of over $100 million. This estimate is also consistent with what the wireless analyst community forecasts for US Unwired. With the acquisition of Georgia PCS, we have opted to deploy approximately $20 to $22 million of our excess funding cushion to achieve returns higher than the 2 percent we are receiving from having it invested in short-securities. Georgia PCS has approximately $55 million in debt with the RTFC, debt that is not assumable by US Unwired as we are not a qualifying RTFC borrower. In addition, we estimate that we will spend an additional $5 to $7 million on Georgia PCS in 2002 for CAPEX, primarily for the 1XRTT upgrade and success-based expansion capacity. For estimating our funding cushion, we expect that Georgia PCS will achieve EBITDA breakeven for 2002.

Rather than relying completely on our cash reserves for repayment of the debt plus the CAPEX funding, we have arranged for a $40 million increase in our senior credit facility. With the strong support from the bank market, we are adding a 7-year Term Loan B tranche. The rate is LIBOR plus 400 and will amortize 1 percent annually with the balance due March 2008. The new Term Loan allows us to tap a new funding source and allows us to include a world-class lender, GE Credit Corporation, into our already strong credit facility group.

We're confident that we have prudently used what is clearly excess cash to our business plan to enhance US Unwired's value while continuing our policy of constructively managing our balance sheet and liquidity position. The net effect is that based on conservative estimates we will have a funding cushion in excess of $75 to $80 million after the Georgia PCS transaction and this estimate does not include any liquidity value from our non-core assets. The 1310 megahertz licenses we own, we also currently own 50 towers and expect to construct an additional 50 to 60 and we have our Lake Charles cellular property. Our conclusion continues to be that we have an extremely strong balance sheet and liquidity cushion. I would also like to highlight that IWO, as an unrestricted subsidiary, will not be directly affected by the Georgia PCS transaction and will continue to have its own funding cushion in excess of $70 million.

Georgia PCS, like US Unwired and IWO, has a significant Sprint PCS roaming corridor, especially heavily traveled Interstate 75 and 95. Their inbound-to-outbound ratio was 1.4:1 with an estimated net roaming position of $1.8 million for the fourth quarter. The net roaming revenue position will moderate slightly as their roaming rate like other affiliates, except for US Unwired, decreased to 0.10 per minute on January 1st of this year. However, we anticipate that they will continue to remain in a positive inbound-to-outbound position.

Robert and I will be happy to answer any questions that you have regarding the transaction with Georgia PCS. We would also request that questions regarding US Unwired's fourth quarter results and first quarter guidance be deferred until our quarterly conference call scheduled for March 6th.

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

Jason, with that, I think we're ready to take some questions.

OPERATOR: Thank you. Ladies and gentlemen, if you would like to register a question, press the 1 followed by 4 on your telephone. You will hear a three-tone prompt to acknowledge your request. If your question has been answered and you would like to withdraw your registration, please press the 1 followed by the 3. If you're using a speakerphone, please lift your handset before entering your request. One moment, please, for the first question. Ric Prentiss from Raymond James.

MR. PRENTISS: Good morning, Guys.

MR. PIPER: Hey, Ric.

MR. VAUGHN: Good morning, Ric.

MR. PRENTISS: Couple quick ones. You mentioned that Georgia PCS would be EBITDA positive breakeven for 2002. Does that mean for the entire calendar year it would be EBITDA positive or it would just turn positive within the calendar year?

MR. PIPER: For the calendar year, Ric.

MR. PRENTISS: So, for the year of positive EBITDA coming in --

MR. VAUGHN: Well, EBITDA breakeven, Ric, not positive.

MR. PRENTISS: Oh, okay, breakeven.

MR. VAUGHN: Right.

MR. PRENTISS: Covered POP's, they're up to about 1 million out of their 1.4. Do you expect to be covering anymore POP's or is it really just the 1XRTT build out that you're looking to do?

MR. PIPER: We feel pretty confident that they have done a good job of covering their market at this point. We'll probably go in and evaluate that a little deeper, but the majority of the CAPEX that we've spoken about this morning deals with the 1XRTT.

MR. PRENTISS: Okay. Then the final question. Obviously they're looking for increased liquidity. Any sense as far as at what point they would want to sell shares because obviously the wireless industry has come down below where most of us feel it should be valued and any pressure on them from a VC standpoint or otherwise to monotize earlier than people would maybe want?

MR. VAUGHN: Ric, the way they've got liquidity rights is they fold right into the IWO liquidity rights. They have pro rata rights with the folks at Invest Corp who are the major shareholders of IWO. Right now, I think you hit the nail on the head and that is that stock prices are pretty depressed. There are no "quote, unquote" VC liquidity pressures for them. Most of the owners are established rural Telco's in Georgia, Tennessee and that part of the country.

MR. PRENTISS: There's some long-term investment horizons and obviously they took stock instead of cash for a reason.

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MR. VAUGHN: Well, I can't talk about - I don't know what their long-term investment horizon is but they tend to understand what's going on in the marketplace and realize that turning this over in today's marketplace is something that's probably not desirable from anybody's standpoint.

MR. PRENTISS: Right. Okay. Good luck, guys.

MR. VAUGHN: Thanks, Ric.

OPERATOR: John Bright with Johnson Rice & Company. Please go to your question.

MR. BRIGHT: Thank you. Congratulations, guys.

MR. VAUGHN: Thanks, John.

MR. PIPER: Thanks.

MR. BRIGHT: First question -- maybe I missed it -- the spectrum located in Georgia PCS territory?

MR. PIPER: They have 10 megahertz spectrum across their properties.

MR. BRIGHT: And then kind of following up on the last question, any indication, directly or indirectly, from the shareholders as far as their intent of regarding distribution of their shares in the future?

MR. VAUGHN: They do have some interest as a lot of people do in this wireless base in getting somewhat liquidity. They will have some taxes that have to paid as a result of this transaction. Once again, they just fold into the liquidity provisions we have with Invest Corp. and the IWO shareholders.

MR. BRIGHT: Okay. And, albeit, on a comparatively small number of subscribers, talked about up 36,000, what are we talking about in terms of clear pay type customers?

MR. PIPER: You have an ending base that has somewhere between 28 and 30 percent of clear pay subscribers as a part of that base.

MR. BRIGHT: Okay. As far as what type of policies or procedures are in place regarding clear pay? Meaning from what I understand, Sprint PCS is allowing the deposit to come back in place maybe commission structure at some of the distribution points regarding clear pay?

MR. PIPER: Yes. I think they were somewhat different in their control of clear pay than we have been in the past and that they may have not had all the controls that we had around it. Having said that, the base is made of a similar number of clear pay subscribers as ours. So, we're fairly confident we're going to be able to get in there and implement some of the practices that we've been able to utilize in time to make sure the base is viable going forward.

MR. VAUGHN: Also, John, they will have the availability like all the extra affiliates to opt in for deposit at the end of this month and while we don't have any control of them maybe that early but clearly I think they'll take advantage of the deposit situation.

MR. BRIGHT: Okay, Gentlemen, I appreciate it. Thanks a lot.

MR. PIPER: Thanks John.

OPERATOR: Ben Abramovitz with Jefferies & Company, please go ahead with your question.

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MR. PIPER: Good morning

MR VAUGHN: Good morning, Ben.

MR. ABRAMOVITZ: Good morning. Just a couple of quick questions. The Georgia PCS, what's their cash on hand here at the end of the last quarter? Are there any expected savings that you can see from the acquisition outside of sales considering Sprint PCS in handling the back office and does Georgia PCS own any of its cell towers? Are there any cell towers there that could be sold in the future?

MR. VAUGHN: The answer to the latter one is, no, Ben. They've done some build-to-suit and have already sold all their towers. As far as the cash at the end of the third quarter, they had about $700,000 or $800,000 in cash. Also as far as any synergies, there will be -- we don't put any synergies into our estimates for these folks. There will be some synergies. The management team will go do other things at the end of this transaction. We'll get savings like that. They're not substantial. We're probably looking at something less than a million dollars on the annual basis.

MR. ABRAMOVITZ: Okay. So, really we're acquiring them for the roaming traffic, the footprint maybe marketing because they run tangential to US Unwired's current properties? Is that fair?

MR. VAUGHN: That's fair. We look at this as just an extension of what is our Alabama region right now.

MR. ABRAMOVITZ: Okay.

MR. VAUGHN: It's the same demographic customer. We're used to functioning in that market. We're used to marketing to them, and it will be a pretty easy fold in.

MR. ABRAMOVITZ: I like to hear about an easy fold in. Thanks, Guys.

MR. VAUGHN: Thanks, Ben.

OPERATOR: Tavis McCourt with Morgan Keegan, please go ahead with your question.

MR. MCCOURT: Good morning. You guys have been busy.

MR. VAUGHN: Hey, Tavis.

MR. PIPER: Hi, Tavis.

MR. MCCOURT: Just a quick clarification on the capital expenditures of $5 to $7 million, Jerry, was that above and beyond what Georgia PCS had already in their budget or was that the total --

MR. VAUGHN: No. That's a total CAPEX, Tavis. Remember the bulk of that is going to be for the 1XRTT upgrade that will occur in the first half of this year. We also did build in some capacity expansion with the heavy number of roaming minutes they have on certain cell sites especially along some of the interstate going into and out of Atlanta. We feel there's probably going to be some more capacity. We also allowed for a few additional cell sites to be built but that won't cover very much in the way of POP's, though.

MR. MCCOURT: Okay. And when do you expect the transaction to complete?

MR. VAUGHN: We're hoping to get an expedited Hart-Scot-Rodino ruling. As soon as that is done, that's going to be the gating factor. I'd like to have it closed by the end of this month or the first of March so I can just roll it right in from an ease of a cut from an accounting standpoint.

                                      5

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MR. MCCOURT: Great. Thank you.

OPERATOR: Ned Zachar from Thomas Weisel Partners, please go to your question.

MR. ZACHAR: Good morning, gentlemen.

MR. PIPER: Hi, Ned.

MR. VAUGHN: Hey, Ned.

MR. ZACHAR: I have a series of short questions here. The first one is: You noted in the press release that there were only 3.3 competitors across the territory. Are we expecting anybody new to come in, for example, LEAP or something like that?

MR. PIPER: Actually, Ned, Leap is one of those competitors already in Macon. So, I don't believe we're expecting them to come in to any of the other smaller properties. 3.3 is certainly a smaller number as you look on the average across the country today. So, the likelihood of somebody else coming in certainly is there. We don't expect anybody in the near term, however.

MR. ZACHAR: And then a couple of questions for Jerry. Jerry, can you remind us who the bank group is right now, who the key players in the bank group are?

MR. PIPER: The key players are Wachovia, CoBank and Bank of New York are the three agent positions.

MR. ZACHAR: Did G.E. Capital take the entire $40 million?

MR. PIPER: No, they did not, Wachovia and Bank of New York took pieces of it.

MR. ZACHAR: O.K. Terrific. That's it. Thanks very much, guys.

MR. PIPER: Thank you.

OPERATOR: Reaaryeh Bourkoff with UBS Warburg, what is your question?

MR. BOURKOFF: Thank you. Good morning. Just three questions here. One, any other financing being contemplated aside from the Term Loan that you need? I know you mentioned that the plan is fully financed but anything else in terms of garnering extra cushion?

MR. VAUGHN: No, not right now.

MR. BOURKOFF: And in terms of the facility that you have entered into, according to the release today, as well as your existing source of liquidity, any bank covenant issues that you care to disclose or is there a substantial cushion there?

MR. VAUGHN: There's a substantial cushion there. Obviously one of the things we did was when we were entering into the new facility is to take a look at all the bank covenants we presently had and we all felt we were well within the framework of those covenants.

MR. BOURKOFF: Could you talk about the receivables at Georgia PCS and bad debt percentages, as well?

MR. VAUGHN: I prefer to wait. One of the conditions of this closing is dealing with a new set of audited financial statements. I prefer to wait and see what the bad debt falls out of that one.


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MR. BOURKOFF: Okay. How --

MR. VAUGHN: You can assume that bad debt has, you know, risen there just as it has with all the rest of the affiliates because of the clear pay situation.

MR. BOURKOFF: But it wasn't a fairly outstanding issue --

MR. VAUGHN: It was not something that operationally this property was performing very, very well. It was not something that we spent a lot of time concerning ourself over as having a bad debt. Now, having said that, you know, when you do an acquisition, you will employ conservative estimates.

MR. BOURKOFF: Okay. The last question is: The valuation numbers here for POP and per subscriber are different than obviously the last transaction, December, clearly different properties, different characteristics. Could you just talk about the valuation discrepancy there?

MR. VAUGHN: I think that, one, it does reflect just that. We were acquiring a property in IWO that was 6.1 million POP's. This one here is 1.4. So, it's smaller. The characteristics of this property is slightly different than IWO and clearly one of the things that has happened here is the change in market conditions.

MR. BOURKOFF: Okay. That was really what my next question was. What was the percentage decline in the valuation related to the market characteristics versus the valuation decline to the public market?

MR. VAUGHN: Well, I don't know if I know that right offhand how much it's declined because once the free fall started, we didn't pay as much close attention to what was going on. We just felt that this was a good time to buy this property. There was an interest on the part of the owners to sell it. We obviously were having some discussions with these people before the fall in the market and we just didn't feel it was warranted to basically track that fall in the market to this value because we think that not only we but all Sprint affiliates are significantly undervalued.

MR. BOURKOFF: Okay. Thank you.

OPERATOR: If there are any additional questions, hit the 1 followed by the 4 on your telephone. Ric Prentiss with Raymond James.

MR. PRENTISS: A follow-up question on the number of competitors out there. It is very low. I notice that Voice Stream is one of the more prevalent ones with the old PowerTel footprint. We've seen Voice Stream doing some kind of aggressive pricing in other markets. How aggressive have they been in your markets? Any impact from that kind of super regional plan that they're selling in Atlanta?

MR. PIPER: You know, Ric, PowerTel has always been one of our stronger competitors or had always been one of stronger competitors. So, they even prior to Voice Stream were one of the more aggressive and they continue to be but I don't think any more aggressive than some of the regional competition that we come up against like the AllTel's and CellSouth and the CenturyTel's that we have in our markets. So, I don't know that we're seeing any greater impact than we have typically seen from a PowerTel/Voice Stream or that we expect to see any greater impact.

MR. VAUGHN: I'll also mention, Ric, that you mentioned Atlanta. Atlanta still has historically been one of Sprint's fastest growing areas in the country and I would presume that trend is continuing.

MR. PRENTISS: Okay. So, that's got some nice overlap affect for you guys on sales and roaming then?

MR. VAUGHN: Yes, it does.

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MR. PRENTISS: Thank, Guys.

OPERATOR: Jonathan Levine, JP Morgan, please go with your question.

MR. LEVINE: I was wondering if you guys could talk a little bit about what the distribution mix is for Georgia PCS and what types of opportunities you see there?

MR. PIPER: Jonathan, they're very similar to what we currently enjoy at US Unwired. About 45 to 50 percent coming from company owned stores and other channels like tele-sales and e-commerce and then between 25 and 30 percent coming from each the third party national channels and the third party local channels, so very similar to what we currently enjoy.

MR. LEVINE: I was just wondering, do you see, though, I guess any opportunities in terms of some of those channels where you might see upside in terms of migrating it?

MR. PIPER: I would just say in a couple of areas that we think we're very strong in is developing local agent networks and we will certainly take what they have, their best practices and incorporate some of our best practices around that we think that's one of the areas we're strong, in addition to retail presence. So, whatever works well for us, we'll combine with what worked well for them.

MR. LEVINE: Great. Thanks.

OPERATOR: Tavis McCourt with Morgan Keegan, go to your follow-up question.

MR. MCCOURT: One more clarification. Jerry, you had mentioned that based on your conservative estimates roughly $75 to $80 million in funding cushion right now and then you mentioned separately approximately $70 million in funding cushion at IWO. From US Unwired's perpective, is that $70 million inclusive of the $75 to $80 million?

MR. VAUGHN: No, it is not. If you remember the structure of the IWO transaction, Tavis, they're an unrestricted subsidiary. So, their bank debt and their debt stays at their level. There's very little ability to move money between the two companies because each credit group wants to keep its own support level. So, our $70 to $80 million is strictly on US Unwired. It has nothing to do with any excess cushion we have at IWO which is substantial in its own right.

MR. MCCOURT: Thank you.

OPERATOR: Bill Benton with William Blair, please go ahead with your question.

MR. BLAIR: Hey, Guys. I got on late. If you've answered this question, just tell me, "Forget it, I've already answered it" and I'll get you off-line. I just have a couple questions. First if you could just kind of help me understand. Is there anything with regard to Sprint's activity in here in terms of do they offer you anything here? Is there an agreement already in place somewhere where some of the affiliates were receiving a higher roaming rate? Just if you could answer that in general.

MR. PIPER: No. There's nothing different in the travel rate for Georgia PCS than what the other affiliates are experiencing right now. You're aware that we have a fixed rate at $0.20. US Unwired has a fixed rate of $0.20 reciprocal through the end of this year. Georgia PCS has an agreement that mirrors the other affiliates today and that will remain.

MR. BLAIR: Was there any incentive that Sprint PCS may be offering? I know some of the smaller affiliates if they changed their rate, maybe some of them -- this one does appear to be -- but some of them may

                                      8

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have been hurt more than others. Is Sprint offering any sort of incentive for you guys, some of the bigger public players, to step up and maybe encourage some --

MR. PIPER: I don't know that they're providing any incentive, in fact they're not providing any incentive, but they're certainly not providing any roadblocks either. They have been supportive of the potential of this transaction and they indicate that each time we talk to them.

MR. BLAIR: Okay. If you could just touch on -- obviously Enterprise is stuck there in between Georgia and yourself there and if you could -- you're more familiar, I think, with probably both those properties. Can you compare and contrast those and, you know, what your thoughts are with regard to Enterprise in general?

MR. PIPER: Yes. I don't know that I want to talk about Enterprises or compare them to Georgia PCS. We certainly haven't studied Enterprise to the degree we have done Georgia PCS. So, I don't know that that would be a fair comparison today, other than there's some similarities clearly geographically.

MR. BLAIR: Right.

MR. PIPER: And, you know, population densities and other demographics surrounding the properties, but I don't know that it would be fair for me to comment on comparing the two.

MR. BLAIR: Fair enough. Thanks, Guys.

OPERATOR: If there are additional questions, please press the 1 followed by the 4 on your telephone. Gentlemen, I'm showing there are no further questions at this time. Continue with your presentation or any closing remarks.

MR. PIPER: Jason, let me just wrap up. Let me close by telling you this transaction says a number of things about US Unwired. First, we remain stanch believers in this industry and specifically in our affiliation program with Sprint. Secondly, US Unwired will use its strong cash position prudently, as shown using only $15 million in cash in about a 90-million-dollar transaction. Finally, we remain committed to profitable growth not only internally but externally. Through this transaction, we believe the value of US Unwired continues to grow. Again, thank you-all for being with us.

                             --End of Transcript--

ADDITIONAL INFORMATION

US Unwired has previously announced its proposed merger with IWO Holdings, Inc. and has filed with the Securities and Exchange Commission a registration statement on Form S-4 (Registration No. 333-81928) that pertains to that merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE FINAL PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED IWO HOLDINGS MERGER WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents containing information about US Unwired Inc. and IWO Holdings, Inc., without charge, at the SEC's web site at www.sec.gov. Copies of the final proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to: Investor Relations, US Unwired Inc., 901 Lakeshore Drive, Lake Charles, LA 70601, Phone: 337-310-3500, Fax: 337-310-3250.

   US Unwired Inc. and its directors and executive officers may be deemed to be "participants in the solicitation" of shareholders of US Unwired Inc. in connection with the proposed IWO Holdings merger.

Information concerning directors and executive officers and their direct or indirect interests, by security holdings or otherwise, can be found in the definitive proxy statement of US Unwired Inc. filed with the SEC on March 26, 2001.

This communication is not an offer to purchase shares or units of IWO Holdings, Inc. or Georgia PCS Management, L.L.C. nor is it an offer to sell shares of US Unwired Inc. common stock which may be issued in any proposed merger with IWO Holdings, Inc. or Georgia PCS Management, L.L.C.

These materials contain forward-looking statements. Forward-looking statements are statements about current and future business strategy, operations, capabilities, construction plan, construction schedule, financial projections, plans and objectives of management, expected actions of third parties and other matters. Forward-looking statements often include words like believes, belief, expects, plans, anticipates, intends, projects, estimates, may, might, would, or similar words. Forward-looking statements are made pursuant to the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995. Since these forward looking statements are based on factors that involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward looking statements. Such factors include: the ability to successfully integrate the business of US Unwired, IWO Holdings and Georgia PCS; the competitiveness of and the financial impact of Sprint PCS pricing plans, products and services; the ability of Sprint PCS to provide back office, customer care and other services; consumer purchasing patterns; potential fluctuations in quarterly results; an adequate supply of subscriber equipment; risks related to our ability to compete with larger, more established businesses; rapid technological and market change; risks related to future growth and expansion; the ability to successfully complete the build-out of the IWO Holdings' network; the potential need for additional capital; unanticipated future losses; the significant level of indebtedness of the companies; and volatility of US Unwired's stock price. For a detailed discussion of these and other cautionary statements and factors that could cause actual results to differ from those contained in these materials, please refer to the following sections in the filings with the Securities and Exchange Commission that are identified below:

     Filing                                    Sections(s)
     ------                                    -----------
     US Unwired's preliminary                  "RISK FACTORS," and
     proxy statement/prospectus                "SPECIAL NOTE CONCERNING
     contained in its Form S-4                 FORWARD-LOOKING STATEMENTS"
     registration statement,
     registration no. 333-81928,
     originally filed February 1,
     2002, as it may have been
     amended thereafter

     US Unwired's Form 10-Q                    Item 2, Management's
     for the quarter ended                     Discussion and Analysis
     September 30, 2001                        of Financial Condition and
                                               Results of Operations,
                                               first two paragraphs

     US Unwired's Form 10-K                    The two paragraphs that
     for the year ended                        precede Part I; and
     December 31, 2000                         "Risk Factors Related to
                                               US Unwired" and "Risks
                                               Related to the Wireless
                                               Telecommunications
                                               Industry" in Part I, Item 1

     IWO Holdings's Form 10-Q                  Item 2, Management's
     for the quarter ended                     Discussion and Analysis
     September 30, 2001                        of Financial Condition and
                                               Results of Operations, "Forward
                                               Looking Statements"

     IWO Holdings's prospectus                 "RISK FACTORS"; and
     contained in its Form S-4                 "FORWARD-LOOKING STATEMENTS"
     registration statement,
     registration no. 333-58902
     (Amendment no. 3, filed
     July 27, 2001)

Neither company will undertake to update or revise any forward-looking statement contained herein.
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